NORSAT LAUNCHES NEW POWER SOLUTIONS DIVISION

Vancouver, British Columbia – February 6, 2012 -- Norsat International Inc. (“Norsat" or the “Company”) (TSX: NII and OTC BB: NSATF), a leading provider of communications solutions, today announced the establishment of Norsat Power Solutions. The new business division will provide turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors. It will also develop complementary products for Norsat’s other divisions, including power supplies and DC-DC converters for the Company’s Microwave Products Division and portable power products for its Satellite Solutions Division. Norsat Power Solutions will be located at Norsat’s Aurora, Ontario plant, which is also headquarters to the Company’s Sinclair Division.

Mr. Ivan Gissing, who was recently appointed General Manager of Sinclair will also lead Norsat Power Solutions. Mr. Gissing has over 20 years experience in the technology manufacturing industry and is a specialist in power conversion and energy storage solutions.

“We are always exploring new revenue opportunities,” said Dr. Amiee Chan, President and CEO of Norsat. “Our Power Solutions Division will enable us to diversify into a new market segment, while leveraging a number of our existing Norsat / Sinclair customer relationships, especially in the utility and rail sectors. The new division will also allow us to expand our existing product offerings and may create some modest cost synergies. As an added benefit, the power solutions market segment includes projects that have ongoing monitoring or service requirements as well as regular upgrade and renewal cycles. These projects, if won, would create new recurring revenue streams for Norsat, which is a key strategic objective."

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions and remote network solutions.  Additionally, through its Norsat Power Solutions Division, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  Norsat also provides engineering consulting to meet customers’ specific needs.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

###

For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com